UNITED STATES					OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION					OMB Number:	3235-0101
Washington, D.C. 20549					Expires:	March 31, 2011
Estimated average burden
hours per response…………2.00
FORM 144
NOTICE OF PROPOSED SALE OF SECURITIES					SEC USE ONLY
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933					DOCUMENT SEQUENCE NO.
ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.					CUSIP NUMBER

1 (a) NAME OF ISSUER (Please type or print)		(b) IRS IDENT. NO.	(c) S.E.C. FILE NO.		WORK LOCATION
Perficient, Inc.		74-2853258	001-15169
1 (d) ADDRESS OF ISSUER STREET		CITY	STATE	ZIP CODE	(e) TELEPHONE NO.
520 Maryville Centre Drive, Suite 400		Saint Louis	MO	63141	AREA CODE 314	NUMBER 529-3600
2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD	(b) RELATIONSHIP TO ISSUER	(c) ADDRESS STREET		CITY	STATE	ZIP CODE
Kathryn J. Henely	Chief Operating Officer	520 Maryville Centre Drive, Suite 400		Saint Louis	MO	63141

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3 (a) Title of the Class of Securities To Be Sold	(b) Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	SEC USE ONLY Broker-Dealer File Number	(c) Number of Shares or Other Units To Be Sold (See instr. 3(c))	(d) Aggregate Market Value (See instr. 3(d))	(e) Number of Shares or Other Units Outstanding (See instr. 3(e))	(f) Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	(g) Name of Each Securities Exchange (See instr. 3(g))
Common	E*Trade 4005 Windward Plaza Dr Alpharetta, GA 30005		14,036	119,727	31,373,219	12/02/2009	NASDAQ

INSTRUCTIONS:

1. (a) Name of issuer (b) Issuer’s I.R.S. Identification Number (c) Issuer’s S.E.C. file number, if any (d) Issuer’s address, including zip code (e) Issuer’s telephone number, including area code
3 .    (a)   Title of the class of securities to be sold
(b)  Name and address of each broker through whom the securities are intended to be sold
(c)  Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
(d)  Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
(e)  Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
(f)   Approximate date on which the securities are to be sold

2 .    (a)   Name of person for whose account the securities are to be sold
(b)  Such person’s relationship to the issuer (e.g.,  officer, director, 10%
stockholder, or member of immediate family of any of the foregoing)
(c)   Such person’s address, including zip code

(g) Name of each securities exchange, if any, on which the securities are intended to be sold
Potential  persons  who  are  to  respond  to  the  collection  of  information  contained  in  this  form  are  not required  to  respond  unless  the  form  displays  a  currently  valid  OMB  control  number.

TABLE I –– SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common Common Common	12/15/2008 (1) 12/21/2008 (2) 09/26/2009 (3)	RSA Stock Award RSA Stock Award RSA Stock Award	PRFT Stock Award PRFT Stock Award PRFT Stock Award	3,745 8,818 9,600	N/A N/A N/A	N/A N/A N/A

INSTRUCTIONS:    If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II –– SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds

REMARKS:  (1) Date of Grant 12/28/2005
(2) Date of Grant 12/21/2006
(3) Date of Grant 09/26/2008

INSTRUCTIONS:	ATTENTION:
See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed. If such person has adopted a written trading plan or given trading instructions to satisfy Rule 10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.

12/15/2009		/s/ Kathryn J. Henely
DATE OF NOTICE		(SIGNATURE)

DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION, IF RELYING ON RULE 10B5-1	.
 The notice shall be signed by the person for whose account the securities are to be sold.  At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)